EXHIBIT 12.1

HIGHLAND HOSPITALITY CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands)

	Six Months Ended June 30, 2005	Year Ended December 31, 2004	Period From December 19, 2003 to December 31, 2003
Earnings:
Income (loss) before income taxes and minority interest in operating partnership	$4,174	$3,298	$(3,014)
Interest expense	11,217	8,413	—
Portion of rental expense representing interest	240	261	—

Total earnings	$15,631	$11,972	$(3,014)

Fixed charges:
Interest expense (including capitalized interest)	$11,471	$8,413	—
Portion of rental expense representing interest	240	261	—

Total fixed charges	11,711	8,674	—
Preferred stock dividend requirements	—	—	—

Total fixed charges and preferred stock dividend requirements	$11,711	$8,674	—

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.3	1.4	(a )

(a)	the Company did not have interest expense for the period from December 19, 2003 (date of initial public offering and commencement of operations) through December 31, 2003.